                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   ----------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

        For the fiscal year ended: December 31, 1998

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934.

        For the transition period from            to
                                       ----------    ----------

                          Commission file number 1-2384
                                                 ------

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             BDM 401(k) Savings Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124

                             BDM 401(K) SAVINGS PLAN

                                    --------

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                    AND FOR THE YEAR ENDED DECEMBER 31, 1998
                               AND REPORT THEREON

                                    --------

                             BDM 401(K) SAVINGS PLAN

                                     -------


                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

                                                                         Page(s)
                                                                         -------
Report of Independent Accountants                                              1

Financial Statements:

  Statements of Net Assets Available for
    Benefits, with Fund Information,
    as of December 31, 1998 and 1997                                           2

  Statement of Changes in Net Assets Available
    for Benefits, with Fund Information, for
    the year ended December 31, 1998                                         3-4

  Notes to Financial Statements                                             5-11

Supplemental Schedules:

Item 27 (a) - Schedule of Assets Held for
    Investment Purposes as of
    December 31, 1998                                                         12

Item 27 (d) - Schedule of Reportable Transactions for
    the year ended December 31, 1998                                       13-15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To The Participants and Administrator of the BDM 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BDM 401 (k) Savings Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, effective December 31, 1998, the Committee on Employee Benefits of TRW, Inc. voted to merge the Plan into the TRW Employee Stock Ownership and Savings Plan.


McLean, Virginia
June 25, 1999

                             BDM 401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                        AS OF DECEMBER 31, 1998 AND 1997

                                   ----------

                                                1998                   1997
                                                ----               -----------
                          ASSETS

Investments at Fair Value:
  Vanguard Treasury Money Market Fund           $ --               $11,580,697*
  Vanguard Short-Term Corporate Fund              --                 5,388,917*
  Invesco Total Return Fund                       --                19,750,378*
  N&B Guardian Fund                               --                29,082,867*
  Columbia Special Fund                           --                13,173,473*
  Templeton Foreign Fund                          --                 3,229,327
  BDM Stock Fund                                  --                12,532,283*
  TRW Stock Fund                                  --                        --
  Yield Enhanced Short-term Investment Fund       --                        --
  Daily Bond Market Fund                          --                        --
  Matrix Equity Fund                              --                        --
  Small Capitalization Matrix Fund                --                        --
  Life Solutions Balanced Fund                    --                        --
  Life Solutions Growth Fund                      --                        --
  Life Solutions Income & Growth Fund             --                        --
  S&P 500 Fund                                    --                        --
  Loans to Participants                           --                 2,302,596
                                                ----               -----------
          Total investments                       --                97,040,538

Employer Contributions Receivable                 --                    57,963

Employee Contributions Receivable                 --                   487,369
                                                ----               -----------

          Total Assets                            --                97,585,870

                      LIABILITIES

Administrative Expenses Payable                   --                    44,358
                                                ----               -----------

Net Assets Available for Benefits               $ --               $97,541,512
                                                ====               ===========

*  Investment represents 5% or more of net assets.

   The accompanying notes are an integral part of these financial statements.

                                                       BDM 401(K) SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                FOR THE YEAR ENDED DECEMBER 31, 1998

                                                           Participant directed
                 -----------------------------------------------------------------------------------------------------------------
                   Vanguard
                   Treasury     Vanguard    Invesco
                    Money      Short-Term    Total         N&B        Columbia     Templeton     BDM          TRW        Loans
                    Market      Corporate   Return       Guardian      Special      Foreign     Stock        Stock         to
                    Fund          Fund       Fund          Fund         Fund         Fund       Fund         Fund     Participants
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- ------------
Additions:
 Employee
  contributions  $         -- $        -- $         -- $         -- $         -- $   978,490 $         -- $   149,336 $        --
 Employer
  contributions            --          --           --           --           --     258,693           --   2,988,423          --
 Net appreciation
  (depreciation)
  in fair value
  of investments            7         910           --           --           --    (607,107)      (5,625)    266,162          --
 Investment
  income                   --          --           --           --           --     385,610           --          --     220,612
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- -----------
Total additions             7         910           --           --           --   1,015,686       (5,625)  3,403,921     220,612
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- -----------

Deductions:
 Participant
  withdrawals or
  net loan
  borrowings
  (repayments)             --          --           --           --           --     453,355           --     155,102     451,299
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- -----------
Total deductions           --          --           --           --           --     453,355           --     155,102     451,299
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- -----------

Net assets
 transferred
 between funds    (11,580,704) (5,389,827) (19,750,378) (29,082,867) (13,173,473)   (303,258) (12,526,658)    485,154          --
Net assets
 transferred
 to the TRW
 Plan                      --          --           --           --           --  (3,532,875)          --  (3,733,973) (2,071,909)
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- -----------

Net increase
 (decrease)       (11,580,697) (5,388,917) (19,750,378) (29,082,867) (13,173,473) (3,273,802) (12,532,283)         --  (2,302,596)

Net assets
 available
 for benefits,
 beginning of
 year              11,580,697   5,388,917   19,750,378   29,082,867   13,173,473   3,273,802   12,532,283          --   2,302,596
                 ------------ ----------- ------------ ------------ ------------ ----------- ------------ ----------- -----------
Net assets
 available
 for benefits,
 end of year     $         -- $        -- $         -- $         -- $         -- $        -- $         -- $        -- $        --
                 ============ =========== ============ ============ ============ =========== ============ =========== ===========

                            (Continued on next page)
   The accompanying notes are an integral part of these financial statements.

                                                       BDM 401(K) SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                FOR THE YEAR ENDED DECEMBER 31, 1998

                                                           Participant directed
                  -----------------------------------------------------------------------------------------------------------------
                    Yield
                   Enhanced      Daily                    Small         Life        Life        Life
                  Short-term     Bond        Matrix   Capitalization  Solutions   Solutions   Solutions      S&P
                  Investment     Market      Equity       Matrix      Balanced     Growth     Income &       500
                     Fund        Fund         Fund         Fund         Fund        Fund     Growth Fund     Fund         Total
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------ -------------
Additions:
 Employee
  contributions  $  1,552,525 $   783,236 $  4,367,553 $  2,800,620 $  2,014,067 $   602,450 $   286,309 $  1,911,942 $  15,446,528
 Employer
  contributions     1,740,745     176,263      824,304      576,248      407,010     102,002      43,479      361,178     7,478,345
 Net appreciation
  (depreciation)
  in fair value
  of investments      977,908     453,997    6,403,546     (980,304)   2,330,521     186,510      65,095    1,389,404    10,481,024
 Investment
  income                   --          --            7           46           --           5          --           --       606,280
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------ -------------
Total additions     4,271,178   1,413,496   11,595,410    2,396,610    4,751,598     890,967     394,883    3,662,524    34,012,177
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------ -------------

Deductions:
 Participant
  withdrawals or
  net loan
  borrowings
  (repayments)      3,471,622     717,656    5,161,407    1,659,748    2,054,328     181,159      76,250      593,464    14,975,390
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------ -------------
Total deductions    3,471,622     717,656    5,161,407    1,659,748    2,054,328     181,159      76,250      593,464    14,975,390
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------ -------------

Net assets
 transferred
 between funds     16,991,432   6,283,321   29,071,083   12,505,757   16,926,851   1,299,027     711,364    7,533,176            --
Net assets
 transferred
 to TRW Plan      (17,862,214) (7,007,872) (35,657,694) (13,349,170) (19,720,149) (2,008,958) (1,029,947) (10,603,538) (116,578,299)
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------  ------------

Net increase
 (decrease)           (71,226)    (28,711)    (152,608)    (106,551)     (96,028)       (123)         50       (1,302)  (97,541,512)

Net assets
 available for
 benefits
 beginning
 of year               71,226      28,711      152,608      106,551       96,028         123         (50)       1,302    97,541,512
                 ------------ ----------- ------------ ------------ ------------ ----------- ----------- ------------ -------------

Net assets
 available
 for benefits,
 end of year     $         -- $        -- $         -- $         -- $         -- $        -- $        -- $         -- $          --
                 ============ =========== ============ ============ ============ =========== =========== ============ =============

   The accompanying notes are an integral part of these financial statements.

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

1.   PLAN DESCRIPTION

     The following brief description of the BDM 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information. On December 29, 1997, BDM International, Inc. (the Company or the Employer) was acquired by TRW Inc. Effective December 31, 1998, the Plan was merged into The TRW Employee Stock Ownership and Savings Plan (the TRW Plan), resulting in no remaining assets available for benefits as of December 31, 1998. The actual transfer of these funds to the TRW Plan funds occurred in January 1999.

          GENERAL
          -------

          The Plan, established on August 26, 1985, is a defined contribution plan funded by employee and employer contributions and related earnings. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          ELIGIBILITY AND VESTING
          -----------------------

          Substantially all full-time regular employees of all domestic subsidiaries of the Company were eligible to participate in the Plan upon the attainment of their twenty-first birthday.

          Prior to certain Plan amendments effective January 1, 1998, described below, the Employer contributed twenty-five percent of every dollar contributed by the employee, up to the first 4 percent of the employee's contribution. Employer contributions vested 100% after the employees completed 3 years of service with the Employer.

          ELIGIBILITY AND VESTING, CONTINUED
          ----------------------------------

          Upon termination of service, participants were entitled to receive the vested balance of their account. Account balances were distributed to participants in lump sum cash payments. Forfeitures of nonvested employer contributions were used by the Employer to offset future contributions.

          Effective January 1, 1998, the Plan made several changes. Beginning January 1, 1998, all eligible regular full-time and regular part-time employees received an

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------


          Employer contribution equal to four percent of eligible compensation ("BDM Basic 4"). This contribution was paid quarterly into the participants' accounts in the Plan and was invested according to participants' investment elections. The BDM Basic 4 vested after five years of service and was not available for participant loans.

          In addition, the Employer's matching contribution was increased to a 100% match for the first 1% of eligible compensation contributed by the participants into the Plan. After that, the Employer matched 25% of the next 4% of compensation contributed by the participants into the Plan. The employer matching contributions were made into the TRW Stock Fund, which consists of TRW common stock and cash or other short term investments. Other eligibility, termination, forfeiture, and vesting provisions did not change.

          LOANS
          -----

          Participants could borrow up to $50,000 from the vested pre-tax portion of their account provided that the principal of the loan was not less than $500 and did not exceed one-half of the balance of their contribution account. Loans to participants issued through August 1, 1995, bore interest at a rate equal to the prime rate of the Wachovia Bank of North Carolina at the inception of the loan. Loans issued after that date bore interest at the prime rate of The Bank of New York at the inception of the loan. All loans are payable in full not more than five years from the loan date for a personal loan and 20 years from the loan date for a mortgage loan. Loan repayments are made in the form of amortizing principal payments which are withheld from the participants' semi-monthly payroll. Loans to participants were considered assets of the Plan and were valued at cost which approximated fair value, since interest rates on outstanding loans were not materially different from current market rates.


2.   SUMMARY OF ACCOUNTING POLICIES

          BASIS OF ACCOUNTING
          -------------------

          The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------


          INVESTMENTS
          -----------

          Through December 31, 1997, the assets of the Plan were deposited with the Bank of New York (the Trustee) where they were accumulated and invested on behalf of the Plan at the discretion of the employee. Effective January 1, 1998, the Plan assets were transferred to a new trustee, State Street Global Advisors, with new investment options for participants. As a result, the net assets available for benefits related to the State Street Global Advisors fund options as of December 31, 1997 are reflected as employer and employee contributions receivable. The investment options with the Bank of New York were no longer available for contributions as of December 31, 1997. As a result there were no employer or employee contributions receivable in those investment options as of December 31, 1997.

          Investments are carried at fair value. Fair values for debt and equity securities are based on quoted market prices. In the absence of published values, fair values are determined by the Trustee. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Securities transactions are accounted for on a trade-date basis. Any gain or loss on the sale of securities is based on the average cost of investments. The following summarizes the investment options offered by the Plan:

               Vanguard Treasury Money Market Fund. This fund invests only in U.S. government obligations, primarily Treasury bills, and other short-term securities backed by the U.S. government. Amounts in this fund and all future contributions designated for this fund were directed to the Yield Enhanced Short-term Investment Fund.

               Vanguard Short-Term Corporate Fund. This bond fund invests in short-term maturity (three-year average) investment grade bonds. Amounts in this fund and all future contributions designated for this fund were directed to the Daily Bond Market Fund.

               Invesco Total Return Fund. This fund invests in a combination of stocks and fixed income securities, generally with a 60% to 40% split, respectively.

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------


               Amounts in this fund and all future contributions designated for this fund were directed to the Life Solutions Balanced Fund.

               Neuberger and Berman Guardian Trust Fund. This growth and income fund invests primarily in the common stock of well established, dividend paying companies. Amounts in this fund and all future contributions designated for this fund were directed to the Matrix Equity Fund.

               Columbia Special Fund. This fund invests primarily in small companies whose growth may be more aggressive than the market as a whole. In some cases, the fund may invest in special situations, such as new issues or companies that may benefit from a particular product development or merger. Amounts in this fund and all future contributions designated for this fund were directed to the Small Capitalization Matrix Fund.

               Templeton Foreign Fund. This fund invests almost entirely in debt and equity securities of international companies and governments. Almost half of its holdings are in Europe; other regions include Australia and the Pacific Rim.

               BDM Stock Fund. This fund consists of common stock of the Employer as well as highly liquid short-term investments funds used to effect transactions. The fair value is determined on a unit basis, based on the fair value of the stock, measured by quoted market prices, and other assets held. The BDM stock in this fund was liquidated upon the acquisition of BDM International, Inc. by TRW Inc. (see Note 1), and all amounts were transferred to the Yield Enhanced Short-term Investment Fund until alternative investment options are directed by the participants.

               TRW Stock Fund. This fund consists of TRW common stock and other appropriate short term investments. The fair value is determined on a unit basis, based on the fair value of the stock, as measured by the quoted market price, determined by the New York Stock Exchange.

               Yield Enhanced Short-term Investment (YES) Fund. This fund invests in high-quality money market securities and other short-term debt instruments in an

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------


               effort to maximize current income. Funds previously held in the Vanguard Treasury Money Market Fund were directed into this fund on January 1, 1998.

               Daily Bond Market Fund. This bond fund invests in government, corporate, mortgage-backed, and asset-backed securities. Funds previously held in the Vanguard Short-Term Corporate Fund were directed into this fund on January 1, 1998.

               Matrix Equity Fund. This fund invests primarily in selected stocks believed to have both growth and value potential. Funds previously held in the Neuberger and Berman Guardian Trust Fund were directed into this fund on January 1, 1998.

               Small Capitalization Matrix Fund. This fund invests primarily in small companies whose growth may be more aggressive than the market as a whole. Funds previously held in the Columbia Special Fund were directed into this fund on January 1, 1998.

               Life Solutions Balanced Fund. This fund invests in a pre-mixed portfolio of stocks and bonds. Generally, the fund will invest approximately 40% in U.S. bonds, 50% in U.S. stocks, and 10% in international stocks. Funds previously held in the Invesco Total Return Fund were directed into this fund on January 1, 1998.

               Life Solutions Growth Fund. This fund invests primarily in a pre-mixed portfolio of stocks and bonds. Generally, the fund will invest approximately 20% in U.S. bonds, 65% in U.S. stocks, and 15% in international stocks.

               Life Solutions Income & Growth Fund. This fund invests primarily in a pre-mixed portfolio of stocks and bonds. Generally, the fund will invest approximately 60% in U.S. bonds, 35% in U.S. stocks, and 5% in international stocks.

               S&P 500 Fund. This fund invests primarily in companies included in the Standards and Poor's 500 index and seeks to outperform the S&P 500 index as a whole.

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------


          PARTICIPANT WITHDRAWALS
          -----------------------

          Employees who have reached the age of retirement or who have terminated employment with the Employer could elect to withdraw the entire amount of their vested participant account. Withdrawals by participants are recorded upon distribution.

          FEDERAL INCOME TAX
          ------------------

          The Internal Revenue Service determined and informed the Company by a letter dated July 3, 1996, that the Plan, including all amendments, was designed in accordance with applicable sections of the Internal Revenue Code. Management believes that amendments adopted since receipt of the determination letter did not effect the tax status of the Plan. Accordingly, the Plan is exempt from income taxes.

          PLAN EXPENSES
          -------------

          Administrative expenses were paid by the Plan and allocated to participants' accounts based on their respective account balance. The Employer provided certain administrative support to the Plan at no cost.

          CONCENTRATION OF CREDIT RISK
          ----------------------------

          The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. The Plan had no formal policy requiring collateral to mitigate the financial instruments.

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------


          ESTIMATES
          ---------

          The preparation of financial statements requires management and the Trustee to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets. Such estimates include those regarding fair value. Actual results could differ from these estimates.

3.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

          Benefits paid to participants per the
            financial statements                                  $14,975,390
          Add:  amounts allocated to withdrawing
            participants, end of the year                                  --
          Less:  amounts allocated to withdrawing
            participants, beginning of the year                       (87,890)
                                                                  -----------
          Benefits paid to participants per the Form 5500         $14,887,500
                                                                  ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                   Continued

                             BDM 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

                             BDM 401(k) SAVINGS PLAN
                      ITEM 27(a) - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES
                             as of December 31, 1998

                                   ----------



Identity of Issuer, Borrower,            Description of
   Lessor or Similar Party                 Investment                 Fair Value
-----------------------------            --------------               ----------





  There were no assets held by the Plan as of December 31, 1998 as that was the effective date on which the Plan assets were merged into the TRW Plan.

                      See Report of Independent Accountants.

                                         BDM 401(k) SAVINGS PLAN
                              Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                   for the year ended December 31, 1998

                      Plan assets at January 1, 1998 - $97,541,512  5% -- $4,877,076

                                    Number of                                     Net
                                   Transactions       Purchase    Selling      Historical    Net Realized
Identity of Party Involved       Purchases  Sales      Price       Price          Cost        Gain (Loss)
--------------------------       ---------  -----      -----       -----          ----        -----------
I.  Single transactions in
    excess of 5%:

      Yield Enhanced Short-term
      Investment Fund                1        --      $100.00       --        $24,057,371        $--

      Matrix Equity Fund             1        --      $ 14.67       --        $29,082,867        $--

      Small Capitalization
      Matrix Fund                    1        --      $ 10.24       --        $11,936,250        $--

      Life Solutions Balanced
      Fund                           1        --      $ 14.56       --        $19,745,355        $--


II. Series of transactions
    with respect to any
    plan asset other than
    securities in excess of 5%:             None.

                     See Report of Independent Accountants.

                                         BDM 401(k) SAVINGS PLAN
                              Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                                   for the year ended December 31, 1998

                      Plan assets at January 1, 1998 - $97,541,512   5% -- $4,877,076

                                    Number of                                      Net
                                   Transactions       Purchase     Selling      Historical    Net Realized
Identity of Party Involved       Purchases  Sales      Price        Price          Cost        Gain (Loss)
--------------------------       ---------  -----      -----        -----          ----        -----------
III. Series of transactions
     with respect to securities
     of the same issue in
     excess of 5%:

      Yield Enhanced Short-term      117      --     35,711,726           --            --            --
      Investment Fund                 --     147             --   17,849,711    17,849,711            --

      Daily Bond Market Fund         115      --      8,998,755           --            --            --
                                      --     121             --    2,464,545     2,362,913       101,632

      Matrix Equity Fund             116      --     39,992,735           --            --            --
                                      --     133             --   10,909,477    10,047,007       862,470

      Small Capitalization           107      --     18,148,236           --            --            --
      Matrix Fund                     --     138             --    3,913,453     4,028,640      (115,187)

      Life Solutions Balanced         80      --     22,360,119           --            --            --
      Fund                            --     161             --    4,969,950     4,713,610       256,340

      S&P 500 Fund                   189      --     11,214,136           --            --            --
                                      --      52             --    2,006,471     1,963,083        43,388

                     See Report of Independent Accountants.

                             BDM 401(k) SAVINGS PLAN
                 Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1998

         Plan assets at January 1, 1998 - $97,541,512 5% - - $4,877,076

IV. Any transaction with
    respect to securities
    with a party if any
    prior or subsequent
    transaction with such
    party exceeded 5%:                      None.

                     See Report of Independent Accountants.

                                   SIGNATURES

     The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Committee on Employee Benefits of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        BDM 401(k) Savings Plan


Date: June 29, 1999                     By:    /s/ Kathleen A. Weigand
                                             ---------------------------------
                                             Kathleen A. Weigand
                                             Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT              EXHIBIT
NUMBER               DESCRIPTION
------               -----------

  23                 Consent of Ernst & Young LLP
  24                 Power of Attorney